FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated October 10, 2007 by Excel Maritime Carriers Ltd. Announces Closing of $150 Million Convertible Senior Notes

Exhibit 1

NEWS RELEASE for October 10, 2007

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

       www.excelmaritime.com

Excel Maritime Carriers Ltd.  Announces Closing of $150 Million Convertible Senior Notes

ATHENS, GREECE-- October 10, 2007—Excel Maritime Carriers Ltd. (NYSE: EXM) today announced the closing of its offering of $150,000,000 aggregate principal amount of Convertible Senior Notes due 2027 to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933.  Excel Maritime recently announced the pricing of $125,000,000 aggregate principal amount of the notes subsequent to which, in connection with the closing, the initial purchaser exercised in full its option to acquire an additional $25,000,000 of the notes to cover over-allotments.

If certain conditions are met, the notes will be convertible into cash, shares of Excel Maritime's Class A common stock or a combination of cash and Class A common stock, at Excel Maritime's option.

The notes will pay interest semiannually at a rate of 1.875% per annum. The notes will be convertible at a base conversion rate of approximately 10.9529 shares of Class A common stock per $1,000 principal amount of notes. The initial conversion price is set at $91.30 per share. There is also an incremental share factor of 5.4765 shares of Class A common stock per $1,000 principal amount of notes.

The net proceeds to Excel Maritime from the offering were approximately $145.3 million, after deducting the initial purchaser's discount and estimated offering expenses of approximately $4.7 million.

Excel Maritime plans to use the net proceeds from the note offering for general corporate purposes, which may include potential vessel acquisitions and repayment of debt.

This notice does not constitute an offer to sell or the solicitation of an offer to buy securities. Any offers of the securities will be made only by means of a private placement memorandum. The notes and the shares of Excel Maritime’s Class A common stock issuable upon conversion have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Excel Maritime Carriers Ltd.

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The Company’s current fleet consists of 16 vessels (ten Panamax and six Handymax vessels) with a total carrying capacity of 965,249 dwt. In addition, the company has agreed to acquire two Supramax vessels, expected to be delivered to the Company within the fourth quarter 2007. Upon delivery of these vessels the Company will have a fleet of 18 vessels (ten Panamax, two Supramax and six Handymax vessels) with a total carrying capacity of 1,074,022 deadweight tons. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-looking Statements

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Excel Maritime to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Important factors that could cause actual results to differ materially from the results expressed or implied in such forward looking statements include the risk that the notes offering is not timely consummated or is not consummated at all. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and the other documents Excel Maritime files with the SEC from time to time. Excel Maritime undertakes no duty to update its forward-looking statements.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: October 10, 2007

 By: /s/ Christopher J. Georgakis

 ---------------------------------------------

 Christopher J. Georgakis

President and Chief Executive Officer